EXHIBIT (c)(xiii)

Changes to Queensland Treasury Corporation’s Capital Markets Board, State Investment Advisory Board and Executive Leadership Team

New Under Treasurer of Queensland

On September 7, 2023, the Acting Premier of Queensland announced the appointment of Michael Carey as the Under Treasurer, Queensland Treasury, for a term of five years from the date of commencement of duty. Mr. Carey’s term commenced on October 2, 2023.

Changes to Queensland Treasury Corporation’s Capital Markets Board

The following changes to Queensland Treasury Corporation’s Capital Markets Board have occurred since the finalization of the Queensland Treasury Corporation Annual Report for the Fiscal Year Ended June 30, 2023 (which is filed as exhibit (c)(xii) to this Form 18-K/A):

•	Dennis Molloy, Deputy Under Treasurer, Economics and Fiscal, ceased to be a Member of the Queensland Treasury Corporation Capital Markets Board with effect from September 21, 2023;

•

Natalie Smith was appointed to a Member of the Queensland Treasury Corporation Capital Markets Board with effect from September 21, 2023 with tenure to September 30, 2026. Dr Smith’s biography is set out below;

•	Rosemary Vilgan was reappointed to a Member of the Queensland Treasury Corporation Capital Markets Board with effect from October 1, 2023 with tenure to September 30, 2026; and

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Michael Carey, Under Treasurer, was appointed to a Queensland Treasury Member (ex-officio) of the Queensland Treasury Corporation Capital Markets Board with effect from September 21, 2023 with tenure to September 30, 2026. Mr Carey’s biography is set out below.

Changes to State Investment Advisory Board

The following changes to Queensland Treasury Corporation’s State Investment Advisory Board have occurred since the finalization of the Queensland Treasury Corporation Annual Report for the Fiscal Year Ended June 30, 2023 (which is filed as exhibit (c)(xii) to this Form 18-K/A):

•

Brendan O’Farrell was appointed to Queensland Treasury Corporation’s State Investment Advisory Board with effect from September 21, 2023 with tenure to September 30, 2026. Mr O’Farrell’s biography is set out below;

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Wendy Tancred was appointed to Queensland Treasury Corporation’s State Investment Advisory Board with effect from September 21, 2023 with tenure to September 30, 2026. Ms Tancred’s biography is set out below; and

•	Maria Wilton resigned from Queensland Treasury Corporation’s State Investment Advisory Board with effect from September 13, 2023.

Changes to Queensland Treasury Corporation’s Executive Leadership Team

The following changes to Queensland Treasury Corporation’s executive leadership team have occurred since the finalization of the Queensland Treasury Corporation Annual Report for the Fiscal Year Ended June 30, 2023 (which is filed as exhibit (c)(xii) to this Form 18-K/A):

•	Stephanie Challen was appointed to Managing Director, Client Advisory, with effect from August 29, 2023;

•	Susan Buckley was appointed to Managing Director, Funding and Markets, with effect from September 4, 2023;

•	Kulwant Singh-Pangly was appointed to Chief Operating Officer, with effect from September 26, 2023; and

•	Nathan Cowan was appointed to Chief Risk Officer, with effect from August 7, 2023.

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Biographies – Capital Markets Board

Natalie Smith

Natalie Smith has had an extensive career in the technology industry, having previously worked as a systems engineer with IBM, a senior systems consultant with Suncorp, and technical lead, architect and program manager with PwC. Her most recent roles were as a partner in Deloitte’s Risk Advisory practice, and Chief Delivery Officer for Queensland Health’s technology branch.

Dr Smith has a Bachelor of Science (Computer Science and Maths) from the Australian National University, a Masters in Human Resources and Organizational Development from Southern Cross University, a Masters in Business Research at Queensland University of Technology and completed a PhD on the relationship between corporate governance and project outcomes in the context of Digital Health transformations at the University of Queensland.

Michael Carey

Michael Carey has recently been appointed as the Under Treasurer of Queensland. Prior to this appointment he served as Associate Director-General of The Cabinet Office and CEO of Trade and Investment Queensland (TIQ). Mr Carey previously held senior roles in the Department of Premier and Cabinet Queensland Treasury, and the Department of State development where he lead strategic economic industry initiatives and major economic policies and programs across government. This included support for priority sectors such as infrastructure, energy, resources, water, transport, agriculture, tourism, and manufacturing.

Mr Carey has a passion for public service and significant experience advising State and Federal government as well as working with the private sector.

Mr Carey has a Masters degree in public policy from the University of Oxford, a Bachelor of Arts and Law from the Queensland University of Technology, and a Bachelor of Commerce Politics and Public Policy from Griffith University.

Biographies – State Investment Advisory Board

Brendan O’Farrell

MBA, GAICD, DipSM

Brendan O’Farrell is an experienced Non-Executive Director. He has more than 25 years’ financial services experience in senior executive roles including as Chief Executive Officer and Chief Investment Officer with his most recent role as Chief Executive Officer (including Chief Investment Officer) of Intrust Super from 2005 to 2021. Mr O’Farrell currently runs his own consulting business, Maple Tree Consulting Pty Ltd.

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Mr O’Farrell’s current directorships include TUH Health Fund, (Member of the Risk and Audit Committees), investLogan Pty Ltd, Broncos Leagues Club Pty Ltd, Stadiums Queensland (Chair of Strategy and Planning Committee and Member of the Remuneration Committee), Alternate Director of Queensland Rugby Football League Limited, Chair of CMBM Facility Services Advisory Board and a Member of the Public Trustee Advisory and Monitoring Board.

Wendy Tancred

Wendy Tancred has more than 35 years’ experience in the financial services industry, including banking, financial planning and superannuation. Following executive roles within AMP and Westpac she has been the Chief Executive Officer of two superannuation funds and also a trustee director.

Whilst also having CEO and director roles in other industries, the majority of Ms Tancred’s career has been in highly regulated sectors, ensuring strong risk management and governance capability. She has deep investment expertise gained across multiple roles with a focus on long term drivers of sustainable outcomes.

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